UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Eterna Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

114082100

(CUSIP Number)

Nicholas J. Singer
1395 Brickell Avenue, Suite 800
Miami, FL 33131

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Nicholas Jason Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
393,766[1]

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
393,766[1]

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
393,766[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.67%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1          Consists of (i) 121,822 shares of common stock, par value $0.005 per share (“Common Stock”), of Eterna Therapeutics Inc. (the “Issuer”) held by Purchase Capital LLC; (ii) 266,214 shares of Common Stock held by Pacific Premier Trust as Custodian for the benefit of Nicholas J. Singer; and (iii) 5,740 shares of Common Stock issuable upon the exercise of options that are exercisable within 60 days.

2.          Calculated based on an aggregate of 5,127,070 shares of Common Stock outstanding, which is calculated by adding (i) 2,942,120 shares of Common Stock issued and outstanding as of November 11, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2022 and (ii) 2,184,950 shares of Common Stock that the Issuer issued on December 2, 2022 pursuant to that certain Securities Purchase Agreement, dated as of November 23, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 5, 2022.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.005 per share (the “Common Stock”), of Eterna Therapeutics Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 10355 Science Center Drive, Suite 150, San Diego, CA 92121.

Item 2.	Identity and Background.

(a)-(c)    This Schedule 13D is being filed by Nicholas Jason Singer (the “Reporting Person”).  The Reporting Person is a member of the board of directors of the Issuer, and his principal occupation is as the founder and managing member of Purchase Capital LLC, an investment firm.  The Reporting Person’s principal office is located at 1395 Brickell Avenue, Suite 800, Miami, FL 33131.

(d)-(e)  During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          The Reporting Person is a United States citizen.

Item 3.	Source or Amount of Funds or Other Consideration.

The Reporting Person acquired all shares of Common Stock and options to acquire shares of Common Stock disclosed in this Schedule 13D using the working capital of Purchase Capital LLC, personal funds contained in the Reporting Person’s individual retirement account or pursuant to equity grants by the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Person previously filed Schedule 13G with respect to the Common Stock with the United States Securities and Exchange Commission (the “SEC”) on April 30, 2021, as amended by Amendment No. 1 thereto filed with the SEC on February 16, 2022.  In such amendment, the Reporting Person disclosed beneficial ownership of less than five percent of the Issuer’s Common Stock.  Following the Private Placement, as defined in Item 5 of this Schedule 13D, the Reporting Person beneficially owned greater than five percent of the Issuer’s Common Stock and has disclosed such ownership on this Schedule 13D rather than on Schedule 13G, having become a director of the Issuer on June 5, 2022.

The Reporting Person acquired the shares of Common Stock in the Private Placement for investment purposes.  The Reporting Person has no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)    As of December 2, 2022, the Reporting Person beneficially owned (i) indirectly, through Purchase Capital LLC, 121,822 shares of Common Stock, (ii) indirectly, through Pacific Premier Trust, Custodian, for benefit of Nicholas J. Singer, 266,214 shares of Common Stock and (iii) options to acquire 5,740 shares of Common Stock, which are exercisable within 60 days.  Items 7-11, inclusive, set forth on the cover page to this Schedule 13D are hereby incorporated by reference in this item 5.

(c)          During the past 60 days, the Reporting Person engaged in the following transaction in shares of Common Stock:

On December 2, 2022, the Reporting Person acquired 283,286 units (each, a “Unit”), each comprising one share of Common Stock and two warrants (each, a “Warrant”), each exercisable to purchase one share of Common Stock, for a purchase price of $3.53 per unit, with $3.28 attributable to each share of Common Stock.  The Reporting Person acquired the Common Stock and Warrants from the issuer in a private placement pursuant to that certain Securities Purchase Agreement, dated as of November 23, 2022, by and among the Issuer, the Reporting Person and the other parties thereto (the “Private Placement”).  Each Warrant has an exercise price of $3.28 per share; however, in accordance with their terms, the Warrants will not become exercisable until six months following December 2, 2022, and the Reporting Person may not exercise the Warrants if the aggregate number of shares of Common Stock beneficially owned by the Reporting Person would exceed 9.99% immediately after exercise thereof.  Therefore, the Reporting Person does not currently beneficially own any of the shares of Common Stock underlying the Warrants.

(d)        To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by the Reporting Person.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 5 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

 Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2022

COMPANY NAME

By:	/s/ Nicholas J. Singer
Name: Nicholas J. Singer